BERKLEY RESOURCES INC.

400 – 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

April 29, 2005 Trading Symbols: BKS – TSX Venture

BRKDF.PK – OTC BB (US)

Annual Filings under National Instrument 51-101

Berkley Resources Inc. (the “Company”) announces that it has filed its Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information for its year ended December 31, 2004. The Company has also filed Form 51-101F2 – Report of Independent Qualified Reserves Evaluator and Form 51-101F3 – Report of Management and Directors, all under National Instrument 51-101. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

For further information with respect to oil and gas operations please contact Jim O’Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211. For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company’s Vancouver office at (604) 682-3701.

On behalf of the Board of Directors of Berkley Resources Inc.

“Matt Wayrynen”
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.